SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel Distribuição’s Captive Market grows 5.6% in 2014

This report analyzes the performance of Copel’s electricity market between January and December 2014 and all comparisons refer to the same period in 2013.

Copel Distribuição

Captive Market

Electricity sales to Copel Distribuição’s captive market came to 24,208 GWh in 2014, up 5.6% in comparison with 2013, mainly due to the increase in average consumption and in the customer base in the period. The table below breaks down electricity sales by customer segment:

	Number of Customers					Energy sold (GWh)
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Residential	3,437,030	3,320,098	3.5	1,842	1,755	5.0	7,267	6,888	5.5
Industrial	91,068	93,491	(2.6)	1,801	1,681	7.1	6,838	6,605	3.5
Commercial	369,205	338,502	9.1	1,440	1,303	10.6	5,470	5,074	7.8
Rural	372,464	372,835	(0.1)	571	525	8.6	2,252	2,081	8.2
Other	57,203	56,567	1.1	622	589	5.6	2,381	2,278	4.5
Captive Market	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6

The residential segment consumed 7,267 GWh in 2014, 5.5% up, due to the increase in the customer base and the upturn in average consumption in the period, due to the maintenance of the favorable income conditions and employment level and temperatures above average in the period. At the end of December 2014 this segment accounted for 30.0% of captive market, totaling 3,437,030 residential customers.

The industrial segment consumed 6,838 GWh in the period, 3.5% up, due the growth in industrial production of the beverage, wood products and paper & pulp sectors. At the end of the period, this segment accounted for 28.2% of captive market, with the company supplying power to 91,068 industrial customers.

The commercial segment consumed 5,470 GWh between January and December 2014, 7.8% up on the same period of 2013, as a result of the increase in the customer base and higher temperatures in the period. At the end of December, this segment represented 22.6% of Copel’s captive market, with the company supplying power to 369,205 customers.

The rural segment consumed 2,252 GWh, growing by 8.2%, mainly due to the strong performance of agribusiness in Paraná. At the end of December, this segment represented 9.3% of Copel’s captive market, with the company supplying power to 372,464 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 2,381 GWh, 4.5% up in the period. These segments jointly account for 9.9% of Copel’s captive market, totaling 57,203 customers at the end of the period.

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 5.0% in 2014, as shown in the following table:

	Number of Customers / Agreements					Energy Sold (GWh)
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Captive Market	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6
Concessionaries and Licensees	4	4	-	190	170	11.3	738	666	10.7
Free Customers ¹	132	128	3.1	1,121	1,180	(5.0)	4,483	4,439	1.0
Grid Market	4,327,106	4,181,625	3.5	7,587	7,203	5.3	29,429	28,031	5.0
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

Electricity Sales

Copel’s electricity sales to final customers, that comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 4.5% in 2014.

The table below breaks down electricity sales by customer segment:

Segment	Market			Energy Sold (GWh)
		4Q14	4Q13	Var. %	2014	2013	Var. %
Residential		1,842	1,755	5.0	7,267	6,888	5.5
	Total	2,794	2,703	3.4	10,841	10,675	1.6
Industrial	Captive	1,801	1,681	7.2	6,837	6,605	3.5
	Free	993	1,022	(2.8)	4,004	4,070	(1.6)
	Total	1,443	1,306	10.5	5,482	5,086	7.8
Commercial	Captive	1,440	1,303	10.5	5,470	5,074	7.8
	Free	3	3	-	12	12	-
Rural		571	525	8.7	2,252	2,081	8.2
Other		623	589	5.8	2,382	2,278	4.6
Energy Supply		7,273	6,878	5.7	28,224	27,008	4.5

Total Electricity Sold

Copel’s electricity sales, comprising Copel Distribuição and Copel Geração e Transmissão’s sales in all the markets, reached 43,556 GWh in 2014, a 3.5% growth over the same period of 2013. Copel Geração e Transmissão’s sales totaled 18,287 GWh in 2014, down 1.0% on 2013.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers / Agreements					Energy Sold (GWh)
	Dec/14	Dec/13	Var. %	4Q14	4Q13	Var. %	2014	2013	Var. %
Copel DIS
Captive Market	4,326,970	4,181,493	3.5	6,276	5,853	7.2	24,208	22,926	5.6
Concessionaries and Licensees	4	4	-	177	170	3.8	699	620	12.7
CCEE (MCP)	-	-	-	87	23	275.6	362	43	742.5
Total Copel DIS	4,326,974	4,181,497	3.5	6,540	6,046	8.2	25,269	23,589	7.1
Copel GeT
CCEAR (Copel DIS)	1	1	-	112	199	(43.8)	411	831	(50.5)
CCEAR (other concessionaries)	40	36	11.1	1,199	1,650	(27.4)	4,695	6,389	(26.5)
Free Customers	29	27	7.4	996	1,025	(2.8)	4,016	4,082	(1.6)
Bilateral Agreements ¹	30	21	42.9	1,858	1,368	35.8	7,392	5,308	39.3
CCEE (MCP) ²	-	-	-	275	23	-	1,773	1,867	(5.0)
Total Copel GeT	100	85	17.6	4,440	4,265	4.1	18,287	18,477	(1.0)
				-
Total Copel Consolidated	4,327,074	4,181,582	3.5	10,980	10,311	6.5	43,556	42,066	3.5
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Power Trade Chamber.
CCEAR: Energy Purchase Agreements in the Regulated Market.
MCP: Short Term Market.
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.

Additionally, the electricity produced by TPP Araucária was sold in the short-term market (MCP), totaling 3,308 GWh in the period. The amount of energy produced in 2014 is shown in the table below:

					GWh
TPP Araucária - UEGA	4Q14	3Q14	2Q14	Feb-Mar/14 ¹	2014
Own Generation	983	796	872	657	3.308
Font: ONS
¹ Since February 1, 2014, the Araucária TPP became operated by UEGA, a COPEL subsidiary, which retains 80% of its capital (the remaining 20% is held by PETROBRAS).

Curitiba, February 05, 2015.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.